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                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                 Schedule 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             TEL-SAVE HOLDINGS, INC.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                         -------------------------------
                         (Title of Class of Securities)

                                   879176 10 5
                         -------------------------------
                                 (CUSIP Number)



                                 Paul Rosenberg
                              600 North 4th Street
                             Philadelphia, PA 19123
                                 (215) 928-9875
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 23, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                              PAGE 2 OF 12 PAGES


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1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  Paul Rosenberg
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)    X
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions)                                   OO
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 ____
--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                   United States
--------------------------------------------------------------------------------

   Number of                        7)      Sole Voting Power                  0
    Shares                          ____________________________________________
 Beneficially
   Owned by                         8)      Shared Voting Power        7,440,000
Each Reporting                      ____________________________________________
 Person With
                                    9)      Sole Dispositive Power        15,000
                                    ____________________________________________

                                    10)     Shared Dispositive Power   7,425,000
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                7,440,000
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                       ______
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)                11.1%
--------------------------------------------------------------------------------

14)      Type of Reporting Persons (See Instructions)                         IN
--------------------------------------------------------------------------------



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                                                              PAGE 3 OF 12 PAGES


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1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  Rosenberg Family Limited Partnership
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)    X
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions)                                   AF
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  ___
--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                       Pennsylvania
--------------------------------------------------------------------------------

   Number of                        7)      Sole Voting Power                  0
    Shares                          ____________________________________________
 Beneficially
   Owned by                         8)      Shared Voting Power        7,325,000
Each Reporting                      ____________________________________________
 Person With
                                    9)      Sole Dispositive Power             0
                                    ____________________________________________

                                    10)     Shared Dispositive Power   7,325,000
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                7,325,000
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                         ____
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)                11.0%
--------------------------------------------------------------------------------

14)      Type of Reporting Persons (See Instructions)                         PN
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1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  PBR, Inc.
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)    X
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions)                                   AF
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  ___
--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                       Pennsylvania
--------------------------------------------------------------------------------

   Number of                        7)      Sole Voting Power                  0
    Shares                          ____________________________________________
 Beneficially
   Owned by                         8)      Shared Voting Power        7,325,000
Each Reporting                      ____________________________________________
 Person With
                                    9)      Sole Dispositive Power             0
                                    ____________________________________________

                                    10)     Shared Dispositive Power   7,325,000
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                7,325,000
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                         ____
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)                11.0%
--------------------------------------------------------------------------------

14)      Type of Reporting Persons (See Instructions)                         CO
--------------------------------------------------------------------------------



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1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  The Mickey Rubin Foundation
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)    X
--------------------------------------------------------------------------------

3)       SEC Use Only
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4)       Source of Funds (See Instructions)                                   AF
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  ___
--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                       Pennsylvania
--------------------------------------------------------------------------------

   Number of                        7)      Sole Voting Power                  0
    Shares                          ____________________________________________
 Beneficially
   Owned by                         8)      Shared Voting Power          100,000
Each Reporting                      ____________________________________________
 Person With
                                    9)      Sole Dispositive Power             0
                                    ____________________________________________

                                    10)     Shared Dispositive Power     100,000
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  100,000
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                         ____
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)                0.01%
--------------------------------------------------------------------------------

14)      Type of Reporting Persons (See Instructions)                         CO
--------------------------------------------------------------------------------


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Item 1.  Security and Issuer.

                  (a) The class of equity securities to which this Statement on
Schedule 13D relates is Common Stock, par value $.01 per share ("Common Stock"), of Tel-Save Holdings, Inc., a Delaware corporation (sometimes referred to as "Company" or "Issuer").

                  (b) The principal executive offices of the Company are located at 6805 Route 202, New Hope, PA 18938.

Item 2.  Identity and Background.

                  This Schedule 13D is filed by the following persons (collectively, the "Filers"):

                  (1) Paul Rosenberg, an individual;

                  (2) Rosenberg Family Limited Partnership, a Pennsylvania limited partnership ("Family Limited Partnership");

                  (3) PBR, Inc., a Pennsylvania corporation ("PBR"); and

                  (4) The Mickey Rubin Foundation, a Pennsylvania non-profit corporation ("Foundation").

                  The Common Stock to which this Schedule 13D relates is owned of record as follows: 7,325,000 shares by Family Limited Partnership; 100,000 shares by Foundation and 15,000 shares by Mr. Rosenberg. PBR is the sole general partner of Family Limited Partnership and is wholly owned by Mr. Rosenberg. Mr. Rosenberg is the sole limited partner of Family Limited Partnership. Mr. Rosenberg is the president and sole director of Foundation.

                  Mr. Rosenberg is currently the sole owner and President of National Telecoin Corporation. His business address is 600 North 4th Street, Philadelphia, PA 19123. Mr. Rosenberg is a citizen of the United States.

                  The business address for each of Family Limited Partnership and PBR is 1407 Fox Place, West Chester, PA 19382. The business address of Foundation is c/o Ballard Spahr Andrews & Ingersoll, 1735 Market Street, 51st Floor, Philadelphia, PA 19103.

                  During the past five years, none of Mr. Rosenberg, Family Limited Partnership, PBR or Foundation have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  In connection with and prior to the consummation of the initial public offering of the Company, all of the shares of Tel-Save, Inc., a Pennsylvania corporation, owned by its existing stockholders, Daniel M. Borislow and Paul Rosenberg, were contributed to the Company pursuant to a Plan of Reorganization dated as of August 28, 1995 ("Plan of Reorganization"). Pursuant to the Plan of Reorganization, Mr. Rosenberg exchanged all of his shares of Tel-Save, Inc. and (i) entered


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into certain agreements with the Company and (ii) received (a) 2,530,000 shares of Common Stock; (b) $4,500,000 in cash; and (c) a Cash Flow Note from the Company in the original principal amount of $6,900,000, bearing interest at the rate of 10% per annum. This Plan of Reorganization is listed as an exhibit in
Item 7 and discussed more fully in Item 6.

                  As a result of a 50% stock dividend distributed on March 15, 1996 and a 100% stock dividend distributed on January 31, 1997, Mr. Rosenberg's holdings of Common Stock increased from 2,530,000 shares to 7,590,000 shares.

                  On May 30, 1997, Mr. Rosenberg transferred 100,000 shares of Common Stock to Foundation.

                  On December 23, 1997, Mr. Rosenberg transferred 7,325,000 shares of Common Stock to Family Limited Partnership.

Item 4.  Purpose of Transaction.

                  As described in Item 3 (which is incorporated herein by reference in its entirety), Mr. Rosenberg acquired for investment purposes the shares of Common Stock subject to this Schedule 13D pursuant to the Plan of Reorganization. He subsequently transferred 100,000 shares to Foundation and 7,325,000 shares to Family Limited Partnership.

                  Family Limited Partnership, Foundation and Mr. Rosenberg may each dispose of all or a portion of the shares of Common Stock held by it or him, subject to the limitations described in Item 6.

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) Items 7, 8, 9, 10, 11 and 13 from pages 2, 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

                  The shares of Common Stock held by Mr. Rosenberg, Foundation and Family Limited Partnership are subject to a Voting Trust Agreement pursuant to which Daniel Borislow, as voting trustee, may vote in person or by proxy at any annual or special meeting of stockholders of the Company or may consent to action taken without a meeting in such manner on behalf of Mr. Rosenberg, Foundation or Family Limited Partnership. The Voting Trust Agreement provides for a term of 10 years. However, Mr. Rosenberg or Family Limited Partnership may terminate the Voting Trust Agreement at any time without cause and such holders are not required to deposit their shares of Common Stock into the trust until requested by Mr. Borislow.

                  The Filers have been advised of the following facts by Mr.
Borislow: The business address of Mr. Borislow is 6805 Route 202, New Hope, PA 18938. The principal occupation of Mr. Borislow is Chairman and Chief Executive Officer of the Company. In February 1992, Mr. Borislow pled guilty in the Superior Court of New Jersey to the unlawful possession of a weapon. Mr. Borislow was fined $300 and satisfactorily completed six (6) months probation. During the last five (5) years, Mr. Borislow has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Borislow is a citizen of the United States.



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                  (c) Item 3 of this Schedule 13D is incorporated herein by
reference.

                  (d) N/A

                  (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 5(b) of this Schedule 13D is incorporated herein by reference.

                  In connection with and prior to the consummation of the initial public offering of the Company, the shares of Tel-Save, Inc., a Pennsylvania corporation, owned by its existing stockholders, Daniel M. Borislow and Paul Rosenberg, were contributed to the Company pursuant to a Plan of Reorganization. Pursuant to the Plan, Mr. Rosenberg received 2,530,000 shares of Common Stock; $4,500,000 in cash; and a Cash Flow Note in the original principal amount of $6,900,000 bearing interest at the rate of 10% per annum and entered into the following agreements: (z) Tax Indemnification Agreement by and among Paul Rosenberg, Daniel Borislow and Tel-Save, Inc. and the Company; (y) Guarantee and Stock Pledge Agreement by and among Paul Rosenberg, Daniel Borislow and Midlantic Bank; (x) Voting Trust Agreement; (w) Co-Sale/Right of First Refusal Agreement by and among Daniel Borislow, Paul Rosenberg and the Company; and (v) Registration Rights Agreement between the Company and Paul Rosenberg.

                  The Tax Indemnification Agreement and Cash Flow Note were personally guaranteed by Daniel Borislow and the Guarantee was collateralized with 539,063 shares of Common Stock owned by Daniel Borislow.

                  Mr. Rosenberg's shares of Common Stock in the Company are subject to a Voting Trust Agreement. Pursuant to the Voting Trust Agreement, Daniel Borislow, as voting trustee, may vote in person or by proxy at any annual or special meeting of stockholders of the Company or may consent to action taken without a meeting in such manner on behalf of Paul Rosenberg. The Voting Trust Agreement provides for a term for 10 years. However, Mr. Rosenberg may terminate the Voting Trust Agreement at any time without cause. See Item 5(b) of this
Schedule 13D.

                  Until five (5) years from the final closing date of the Company's initial public offering, (i) Mr. Borislow has granted Mr. Rosenberg a right to participate with Mr. Borislow in any sales made of Mr. Borislow's shares of Common Stock at the same price per share and on the same terms, subject to exceptions for sales of shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933 and sales after Mr. Rosenberg's ownership of shares of Common Stock is less than four percent (4%) of the outstanding shares of Common Stock, and (ii) Mr. Rosenberg has granted to Mr. Borislow a right of first refusal on Mr. Rosenberg's shares of Common Stock subject to similar exceptions described in (i) above.

                  Commencing one (1) year and ending five (5) years after the closing of the Company's initial public offering, Paul Rosenberg, has the right to demand of the Company the registration of his shares of Common Stock once each calendar year and to require the Company to maintain that registration in effect for ninety (90) days subject to certain limitations. Mr. Rosenberg also has the right, for five (5) years after such closing, to participate in certain other registrations filed by the Company subject to certain limitations.



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                  In connection with Mr. Rosenberg's transfer of 7,325,000
shares of Common Stock to Family Limited Partnership, Mr. Rosenberg, Mr. Borislow, the Company and Family Limited Partnership entered into an Agreement to Substitute Family Limited Partnership pursuant to which Family Limited Partnership became entitled to the same rights and privileges, and subject to the same obligations, under the Voting Trust Agreement, Registration Rights Agreement and Co-Sale/Right of First Refusal Agreement as were originally applicable to Mr. Rosenberg.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1.1 - Plan of Reorganization between and among Tel-Save Holdings, Inc.,
              Tel-Save, Inc., Daniel Borislow and Paul Rosenberg dated
              August 28, 1995.*

Exhibit 1.2 - Voting Trust Agreement between Daniel Borislow and Paul
              Rosenberg.**

Exhibit 1.3 - Cash Flow Note of Tel-Save Holdings, Inc.**

Exhibit 1.4 - Tax Indemnification Agreement by and among Paul Rosenberg, Daniel
              Borislow, Tel-Save, Inc. and Tel-Save Holdings, Inc. dated
              August 28, 1995.**

Exhibit 1.5 - Guarantee and Stock Pledge Agreement by and among Daniel Borislow,
              Paul Rosenberg and Midlantic Bank dated September 25, 1995.**

Exhibit 1.6 - Co-Sale/Right of First Refusal Agreement by and among Daniel
              Borislow, Paul Rosenberg and Tel-Save Holdings, Inc. dated September 25, 1995.**

Exhibit 1.7 - Registration Rights Agreement between Paul Rosenberg and Tel-Save
              Holdings, Inc. dated September 25, 1995.**

Exhibit 1.8 - Agreement to Substitute Family Limited Partnership by and among
              Paul Rosenberg, Daniel Borislow, Tel-Save Holdings, Inc. and Rosenberg Family Limited Partnership dated as of December 19, 1997.

----------------

* Incorporated by reference from Tel-Save Holdings, Inc. Registration Statement (No. 33-94940).

** Previously filed.



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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated:  December 23, 1997

                                          Paul Rosenberg, INDIVIDUALLY



                                          /s/ Paul Rosenberg
                                          -------------------------------------
                                              Paul Rosenberg



                                          ROSENBERG FAMILY LIMITED PARTNERSHIP

                                          By: PBR, Inc., General Partner



                                          By: /s/ Paul Rosenberg
                                              ---------------------------------
                                                  Paul Rosenberg,
                                                  President


                                          PBR, Inc.



                                          By: /s/ Paul Rosenberg
                                              ---------------------------------
                                                  Paul Rosenberg,
                                                  President



                                          THE MICKEY RUBIN FOUNDATION



                                          By: /s/ Paul Rosenberg
                                              ---------------------------------
                                                  Paul Rosenberg,
                                                  President


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